Exhibit 4

SUBSCRIPTION AGREEMENT

Common Stock

of

Baker Global Asset Management Inc.

This Subscription Agreement (this “Subscription Agreement”) relates to my agreement to purchase shares of Common Stock, par value $0.0001 per share (the “Shares”), of Baker Global Asset Management Inc., a New York corporation (the “Company”), for a purchase price of $5.00 per Share, for a total purchase price as indicated on the signature page to this Agreement (“Subscription Price”), subject to the terms, conditions, acknowledgments, representations and warranties stated herein and in the Offering Circular for the sale of the Shares, dated April 20, 2023, as supplemented (the “Offering Circular”). Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Circular.

If I am investing through a brokerage account (the “Account”) at Alexander Capital, L.P., a registered broker-dealer and FINRA member (the “Broker”) that clears through [Name of Clearing firm], or through a soliciting dealer appointed by the Broker (the Broker’s clearing firm, or such soliciting dealer’s clearing firm, as applicable, the “Clearing Firm”). I am authorizing the Broker and the Clearing Firm to debit funds equal to the amount of the Subscription Price from my Account. I understand that if I wish to purchase Shares, I must sign this Subscription Agreement and have sufficient funds in my Account at the time of the execution of this Subscription Agreement. The funds for my Account held can be provided by check, wire, Automated Clearing House, or ACH, push, ACH pull, direct deposit, Automated Customer Account Transfer Service, or ACATS, or non-ACATS transfer. If the offering is terminated, then the Shares will not be sold to investors pursuant to this offering, and if any portion of the Shares are not sold in the offering, funds for such unsold Shares will not be debited from my Account.

In order to induce the Company to accept this Subscription Agreement for the Shares and as further consideration for such acceptance, I hereby make, adopt, confirm and agree to all of the following covenants, acknowledgments, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement:

1. Investor Eligibility Certifications. I understand that to purchase the Shares, I must either be an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended, or I must limit my investment in the Shares to a maximum of (i) 10% of my net worth or annual income, whichever is greater, if I am a natural person, or (ii) 10% of my revenues or net assets, whichever is greater, for my most recently completed fiscal year, if I am a non-natural person. I understand that if I am a natural person, I should determine my net worth for purposes of these representations by calculating the difference between my total assets and total liabilities. I understand this calculation must exclude the value of my primary residence and may exclude any indebtedness secured by my primary residence (up to an amount equal to the value of my primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares. I hereby represent and warrant that I meet one of the following qualifications to purchase Shares:

a.	The aggregate purchase price for the Shares I am purchasing in the offering does not exceed 10% of my net worth or annual income, whichever is greater.

b.	I am an accredited investor.

2. I understand that the Company reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever, and to the extent not accepted, unused funds will remain in my account if I am investing through an Apex Cleared Account or to me if I am not investing through an Apex Cleared Account.

3. I have received the Offering Circular.

4. I am purchasing the Shares for my own account.

5. I hereby represent and warrant that I am not on, and am not acting as an agent, representative, intermediary or nominee for any person identified on, the list of blocked persons maintained by the Office of Foreign Assets Control, U.S. Department of Treasury. In addition, I have complied with all applicable U.S. laws, regulations, directives, and executive orders relating to anti-money laundering, including but not limited to the following laws: (1) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56; and (2) Executive Order 13224 (Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism) of September 23, 2001. By making the previous representations, you have not waived any right of action you may have under federal or state securities law. Any such waiver would be unenforceable. The Company will assert your representations as a defense in any subsequent litigation where such an assertion would be relevant. This Subscription Agreement and all rights hereunder shall be governed by, and interpreted in accordance with, the laws of the State of Nevada without giving effect to the principles of conflict of laws.

SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT

The undersigned hereby signs this Subscription Agreement as of ____________________, 20__.

Print Name Above

Sign Above

IF subscriber is an entity, specify name and title below:

Name:

Title:

Subscription Price (this is the total amount of your investment) $ _____________________________________________